Exhibit 99.2

SEARS CANADA INC.

RECONCILIATION OF NET (LOSS) EARNINGS TO ADJUSTED EBITDA

For the 13 and 26-week periods ended July 28, 2012 and July 30, 2011

Unaudited

	Second Quarter		Year-to-Date
(in CAD millions, except per share amounts)	2012	2011 (Recast)[2]	2012	2011 (Recast)[2]
Net (loss) earnings	$(9.8)	$(0.2)	$83.2	$(47.2)

Gain on lease terminations[1]	—	—	(164.3)	—
Accelerated tenant inducement amortization[5]	(2.0)	—	(2.0)	—
Lease exit costs[4]	1.4	—	1.4	—
Depreciation and amortization expense	28.3	29.2	57.1	57.8
Finance costs	4.2	2.8	8.2	9.6
Interest income	(2.3)	(0.3)	(2.8)	(0.9)
Share of income from joint ventures	(2.9)	(3.5)	(6.4)	(5.4)
Income tax (recovery) expense	0.9	2.0	13.3	(6.2)

Adjusted EBITDA[3]	$17.8	$30.0	$(12.3)	$7.7

Basic net (loss) earnings per share	$(0.10)	$(0.00)	$0.81	$(0.45)

[1]	Gain on lease terminations represents the pre-tax gain on the early surrender and return of leases on three properties.
[2]

Recast to reflect the changes resulting from the retrospective application of the change in accounting policy related to the early adoption of the amendments to accounting standard “IAS 19 (Revised), Employee Benefits”.

[3]

Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

[4]	Lease exit costs represent costs incurred to exit the three properties referred to in footnote 1 above.
[5]	Accelerated tenant inducement amortization represents the accelerated amortization of lease inducements relating to the three properties referred to in footnote 1 above.